UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

UBIC, INC.

FORM 6-K

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1                              English translation of a Japanese-language press release, dated May 14, 2014, regarding the announcement of its [unaudited] financial results for the fiscal year ended March 31, 2014.

Exhibit 99.2                              English translation of the Summary of Consolidated Financial Results For the Year Ended March 31, 2014 [Japanese GAAP], filed with the Tokyo Stock Exchange on May 14, 2014.

Exhibit 99.3                              English translation of a Japanese-language release, dated May 14, 2014, regarding the differences between forecasts and results for the year ended March 31, 2014 compared with the adjusted forecasts for the same period announced on November 13, 2013.

Exhibit 99.4                              English language translation of a Japanese-language announcement, dated May 14, 2014, providing notice concerning grants of stock options and subscription rights to shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: May 14, 2014